FORM OF ADVISORY FEE WAIVER AGREEMENT

PIMCO Flexible Real Estate Income Fund

1633 Broadway

New York, New York 10019

[                    ], 2023

Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

Dear Sirs:

This letter (the “Agreement”) will confirm the agreement between PIMCO Flexible Real Estate Income Fund (the “Fund”) and Pacific Investment Management Company LLC (“PIMCO”), as follows:

1.     The Fund is a closed-end management investment company that continuously offers its shares and is operated as an “interval fund” pursuant to Rule 23c-3 under the Investment Company Act of 1940, as amended (the “1940 Act”).

2.    Pursuant to an Administration Agreement dated June 22, 2022, between the Fund and PIMCO (the “Investment Management Agreement”), the Fund has retained PIMCO to provide the Fund with supervisory and administrative and certain other services. Pursuant to the Administration Agreement, the Fund has agreed to pay to PIMCO a monthly supervisory and administrative fee at an annual rate of 0.50% of the Fund’s average daily total net assets (the “Supervisory and Administrative Fee”).

3.     Pursuant to an Amended and Restated Expense Limitation Agreement dated April 21, 2023, between the Fund and PIMCO (the “Expense Limitation Agreement”), PIMCO has agreed, through May 2, 2025, to waive its Supervisory and Administrative Fee, or reimburse the Fund, to the extent that organizational expenses (including any initial offering expenses), expenses associated with obtaining or maintaining a Legal Entity Identifier and/or pro rata Trustees’ fees exceed 0.07% of the Fund’s average daily net assets.

4.     Pursuant to an Investment Management Agreement dated June 22, 2022, between the Fund and PIMCO (the “Investment Management Agreement”), the Fund has retained PIMCO to provide the Fund with investment advisory and certain other services. Pursuant to the Investment Management Agreement, the Fund has agreed to pay to PIMCO an advisory fee at an annual rate of 1.25% of the Fund’s average daily total net assets (the “Advisory Fee”).

5.     Pursuant to this Agreement, PIMCO agrees that, for one year following the commencement of operations of Class F shares, PIMCO shall waive fees in such an amount as to reduce the Advisory Fee it is entitled to receive from the Fund pursuant to the Investment Management Agreement to 0.75% of the Fund’s average daily total net assets.

6.     It is understood that PIMCO’s waiver of the Advisory Fee under this Advisory Fee Waiver Agreement shall apply first and independently of PIMCO’s obligations to the Fund under the Expense Limitation Agreement (such that PIMCO’s waiver under the Advisory Fee Waiver Agreement shall not be applied to reduce any waiver or reimbursement obligations it has with respect to the Fund under the Expense Limitation Agreement).

7.     If necessary, on or before the last day of the first month of the Fund’s fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the fees waived or reduced with respect to the previous fiscal year shall equal the amounts provided for in this Agreement and the Expense Limitation Agreement.

8.     PIMCO may not seek reimbursement from the Fund with respect to the Advisory Fees waived pursuant to this Agreement. For the avoidance of doubt, nothing in this Agreement shall limit PIMCO’s ability to seek reimbursement from the Fund in accordance with the terms of the Expense Limitation Agreement, for amounts PIMCO waived or reimbursed to the Fund pursuant to the Expense Limitation Agreement.

9.     This Agreement shall become effective upon commencement of operations of Class F shares and continue for one year thereafter, at which time this Agreement shall terminate unless otherwise agreed to in writing by the parties. In addition, this Agreement shall terminate upon termination of the Investment Management Agreement, or it may be terminated by the Fund, without payment of any penalty, upon notice to PIMCO at its principal place of business.

10.   Nothing herein contained shall be deemed to require the Fund to take any action contrary to the Fund’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Fund’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Fund.

11.    Any question of interpretation of any term or provision of this Agreement, including but not limited to the Advisory Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Management Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Investment Management Agreement or the 1940 Act.

12.     If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

13.     It is expressly agreed that the obligations of the Fund hereunder shall not be binding upon any of the Fund’s Trustees, shareholders, nominees, officers, agents or employees of the Fund personally, but shall bind only the trust property of the Fund. This Agreement has been signed and delivered by an officer of the Fund, acting as such, and the execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the trust property of the Fund, as provided in the Fund’s Declaration of Trust, as amended from time to time.

14.     This Agreement constitutes the entire agreement between the Fund and PIMCO with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both the Fund and PIMCO.

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If the foregoing correctly sets forth the agreement between the Fund and PIMCO, please so indicate by signing and returning to the Fund the enclosed copy hereof.

Very truly yours,

PIMCO Flexible Real Estate Income Fund

By:
Name:
Title: Treasurer

ACCEPTED:

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:
Name:
Title: Managing Director

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